Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: May 17, 2021

Taboola Announces First Quarter 2021 Financial Results

Delivers strong Q1 results and increases Q2 and Full Year 2021 expectations

New York, NY, May 17, 2021 -- Taboola, a global leader in powering recommendations for the open web, helping people discover things they may like, today announced its results for the quarter ended March 31, 2021.

Adam Singolda, Taboola’s Founder and CEO, commented, “Our Q1 results demonstrated momentum across the business and the positive network effect of our scale, proprietary AI technology and expanding base of digital property and advertiser partners. The world's biggest publishers continue to place their trust in Taboola as their key recommendation partner. This, coupled with our recent product innovations that push the boundaries of what's possible for advertisers, have driven our success. As we prepare to go public in the second quarter through our pending merger with ION Acquisition Corp 1 Ltd. (NYSE:IACA)(“ION”), we look forward to entering the next phase of our journey.”

For more commentary on the quarter, please refer to Taboola’s Q1 2021 Shareholder Letter, which was filed separately with the SEC and posted on Taboola’s website today at https://www.taboola.com/documents/taboola-Q1-21-shareholder-letter.pdf.

First Quarter 2021 Results Summary

	Three Months Ended March 31,
(dollars in thousands)	2021	2020
	(unaudited)

Revenues	$302,950	$279,346
Gross Profit	$89,499	$52,776
Net Income (loss)	$18,587	$(23,853)
Net Income (loss) Margin	6.14%	(8.54)%
Cash Flow from Operations	$(9,103)	$11,008
Cash, cash equivalents and short-term deposits	$229,287	$118,644

Non-GAAP Financial Data*
ex-TAC Gross Profit	$105,914	$68,968
Adjusted EBITDA	$33,543	$(1,720)
Ratio of Adjusted EBITDA to ex-TAC Gross Profit	31.67%	(2.49)%
Free Cash Flow	$(14,640)	$4,031

Financial Highlights

○	Exceeded our original projections on key metrics:

■	Revenues of $303 million versus original projections of $286 million

■	Gross Profit of $89 million versus original projections of $78 million

■	Ex-TAC Gross Profit of $106 million versus original projections of $95 million

○	Revenue grew $24 million or 8.4% year-over-year. New digital property partners[1] drove $22 million of growth and existing digital property partners[2] grew $2 million.

○	Gross Profit grew $37 million or 69.6% year-over-year and Ex-TAC Gross Profit grew $37 million or 53.6% year-over-year.

○
In each case, the improvement in gross profit was driven primarily by strong yield, the revenue we make per advertising placement. The year-over-year growth was unusually high due to lower advertising demand in Q1 2020 at the beginning of the COVID-19 pandemic.

○	Net income of $18.6 million increased $42.4 million year over year and Adjusted EBITDA of $33.5 million increased $35.3 million year over year.

○	Net income Margin was 6.1% and the Ratio of Adjusted EBITDA to ex-TAC Gross Profit was 31.7%, above our projection of 26.2%.

○	Cash Flow from Operations and Free Cash Flow declined year-over-year driven primarily by timing of digital property partner payments, including some COVID-19 related guarantee repayments in Q1 2021.

Second Quarter 2021 and Full Year 2021 Guidance

The Company’s First Quarter results provide us confidence to raise our Second Quarter and Full Year 2021 guidance above the projections released in January 2021 when Taboola announced it intended to go public via a merger with ION.

For the Second Quarter 2021, the Company currently expects:

○	Revenues of $315 to $320 million versus original projections of $311 million.

1 New digital property partners within the first 12 months that were live on our network

2 Net growth of existing digital property partners, including the growth of new digital property partners (beyond the revenue contribution determined based on the run-rate revenue generated by them when they are first on-boarded)

○	Gross Profit of $88 to $95 million versus original projections of $88 million.

○	ex-TAC Gross Profit of $108 to $113 million versus original projections of $107 million.

○	Adjusted EBITDA of $34 to $36 million versus original projections of $30 million.

For the Full Year 2021, the Company currently expects:

○	Revenues of $1,298 to $1,308 million versus original projections of $1,277 million. This would represent year over year growth of 9% to 10%.

○	Gross Profit of $374 to $386 million versus original projections of $365 million. This would represent year over year growth of 17% to 21%.

○	ex-TAC Gross Profit of $456 to $466 million versus original projections of $445 million. This would represent year over year growth of 19% to 22%.

○
Adjusted EBITDA of $140 to $150 million versus original projections of $127 million. This would represent year over year growth of 32% to 42% and a Ratio of Adjusted EBITDA to ex-TAC Gross Profit of 30% to 33%.

Although we provide guidance for Adjusted EBITDA and Ratio of Adjusted EBITDA to ex-TAC Gross Profit, we are not able to provide guidance for projected Net income (loss) or Net income Margin, the most directly comparable GAAP measures. Certain elements of Net income (loss), including share-based compensation expenses, are not predictable due to the high variability and difficulty of making accurate forecasts. As a result, it is impractical for us to provide guidance on Net Income (loss) or to reconcile our Adjusted EBITDA or Ratio of Adjusted EBITDA to ex-TAC Gross Profit guidance without unreasonable efforts. Consequently, no disclosure of projected Net income (loss) is included and no reconciliation of Adjusted EBITDA or Ratio of Adjusted EBITDA to ex-TAC Gross Profit is included. For the same reasons, we are unable to address the probable significance of the unavailable information.

Our guidance assumes that the global economy continues to recover, with no major COVID-19 related setbacks that may cause economic conditions to deteriorate or significantly reduce advertiser demand.

*About Non-GAAP Financial Information

This press release includes ex-TAC Gross Profit, Adjusted EBITDA, Ratio of Adjusted EBITDA to ex-TAC Gross Profit and Free Cash Flow, which are non-GAAP financial measures. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenues, gross profit, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies.

The Company believes non-GAAP financial measures provide useful information to management and investors regarding future financial and business trends relating to the Company. The Company believes that the use of these measures provides an additional tool for investors to use in evaluating operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which items are excluded or included in calculating them. Please refer to the appendix at the end of this press release for reconciliations to the most directly comparable measures in accordance with GAAP.

Note Regarding Forward-Looking Statements

Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). For example, the expected timing and completion of the pending merger with ION and guidance for the second quarter of and Full Year 2021, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020, in the Company’s registration statement on Form F-4 relating to the Business Combination filed on April 30, 2021, and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the final prospectus/proxy statement relating to the Business Combination.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Neither ION nor the Company undertakes any duty to update these forward-looking statements except as may be required by law.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

About Taboola

Taboola powers recommendations for the open web, helping people discover things they may like. The company's platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 15 cities worldwide, including New York and Tel Aviv.

Taboola is going public via a merger with ION Acquisition Corp. 1 Ltd. (NYSE: IACA), a publicly traded special purpose acquisition company, or SPAC. For more information visit: https://www.taboola.com/press-release/taboola-goes-public.

Learn more at www.taboola.com and follow @taboola on Twitter.

Investor Contact:	Press Contact:
Jennifer Horsley	Ran Gishri
investors@taboola.com	press@taboola.com

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$229,287	$242,811
Restricted deposits	60	3,664
Trade receivables	125,609	158,050
Prepaid expenses and other current assets	32,317	21,609
Total current assets	387,273	426,134
NON-CURRENT ASSETS
Long-term prepaid expenses	18,490	5,289
Restricted deposits	4,250	3,300
Deferred tax assets	1,556	1,382
Right of use assets	65,008	68,058
Property and equipment, net	59,207	52,894
Intangible assets, net	3,266	3,905
Goodwill	19,206	19,206
	170,983	154,034
Total assets	$558,256	$580,168

CONSOLIDATED BALANCE SHEETS (continued)
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payable	$152,924	$189,352
Lease liability	15,622	15,746
Accrued expenses and other current liabilities	85,587	95,135
Total current liabilities	254,133	300,233

LONG TERM LIABILITIES
Deferred tax liabilities	995	45
Lease liability	58,891	63,044
Total long-term liabilities	59,886	63,089

CONVERTIBLE PREFERRED SHARES
Preferred A, B, B-1, B-2, C, D and E shares with no par value - Authorized: 45,688,037 shares at March 31, 2021 and December 31, 2020; Issued and outstanding: 44,978,000 shares at March 31, 2021 and December 31, 2020: Aggregate liquidation preference of 314,680 and 308,765 as of March 31, 2021 and December 31, 2020, respectively.	170,206	170,206

SHAREHOLDERS' EQUITY
Ordinary shares with no par value- Authorized: 330,000,000 and 65,366,595 shares as of March 31, 2021 and December 31, 2020 respectively; 16,364,539 and 15,313,447 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	-	-
Additional paid-in capital	86,941	78,137
Accumulated deficit	(12,910)	(31,497)
Total shareholders' equity	74,031	46,640
Total liabilities, convertible preferred shares, and shareholders' equity	$558,256	$580,168

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2021	2020
	Unaudited

Revenues	$302,950	$279,346
Cost of revenues:
Traffic acquisition cost	197,036	210,378
Other cost of revenues	16,415	16,192
Total cost of revenues	213,451	226,570
Gross profit	89,499	52,776
Operating expenses:
Research and development expenses	23,893	21,999
Sales and marketing expenses	34,308	35,436
General and administrative expenses	9,676	15,179
Total operating expenses	67,877	72,614
Operating income (loss) before finance expenses	21,622	(19,838)
Finance income (expenses), net	(798)	448
Income (loss) before income taxes	20,824	19,390
Provision for income taxes	2,237	4,463
Net income (loss)	$18,587	$(23,853)
Less: Undistributed earnings allocated to participating securities	(5,915)	(5,582)
Net Income (loss) attributable to ordinary shares – basic and diluted	12,672	(29,435)
Net income (loss) per share attributable to ordinary shareholders, basic	$0.78	$(1.78)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	16,344,356	16,491,783
Net income (loss) per share attributable to ordinary shareholders, diluted	$0.46	$(1.78)
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	27,819,375	16,491,783

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2021	2020
	Unaudited
Cash flows from operating activities:

Net income (loss)	$18,587	$(23,853)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	8,244	9,751
Share based compensation expenses	5,131	2,270
Net loss (gain) from financing expenses	1,613	1,341
Increase (decrease) in deferred taxes, net	776	(566)
Accrued interest, net	-	177

Change in operating assets and liabilities:
Decrease in trade receivables	32,441	25,048
Decrease (increase) in prepaid expenses and other current assets and long-term prepaid expenses	(16,759)	5,916
Decrease in trade payable	(47,522)	(4,813)
Change in operating lease Right of use assets	3,632	3,296
Change in operating Lease liabilities	(4,859)	(5,314)
Decrease in accrued expenses and other current liabilities	(10,387)	(2,245)
Net cash provided by (used in) operating activities	(9,103)	11,008

Cash flows from investing activities
Purchase of property and equipment, including capitalized platform costs	(5,537)	(6,977)
Cash paid in connection with acquisitions	-	(202)
Decrease (increase) in restricted deposits	2,654	(4)
Decrease (increase) in short-term deposits	-	12,963
Net cash provided by (used in) investing activities	(2,883)	5,780

Cash flows from financing activities
Exercise of options	3,551	277
Payment of deferred offering cost	(3,476)	-
Net cash provided by financing activities	75	277
Exchange differences on balances of cash, cash equivalents	(1,613)	(1,341)

Increase (decrease) in cash, cash equivalents	(13,524)	15,724
Cash, cash equivalents - at the beginning of the period	242,811	86,920
Cash, cash equivalents - at end of the period	$229,287	$102,644

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2021	2020
	(unaudited)
Supplemental disclosures of cash flow information:

Cash paid for income taxes	$1,329	$588
Supplemental disclosures of noncash investing and financing activities:
Deferred offering costs incurred during the period included in the Long-term prepaid expenses	$3,674	$-

Purchase of property, plant and equipment	$10,138	$1,446

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q1 2021

(Unaudited)

The following table provides a reconciliation of Revenues to ex-TAC Gross Profit.

	Three Months Ended March 31,
	2021	2020
	(unaudited)
	(dollars in thousands)
Revenues	$302,950	$279,346
Traffic acquisition cost	(197,036)	(210,378)
Other cost of revenues	(16,415)	(16,192)
Gross Profit	$89,499	$52,776
Add back: Other cost of revenues	16,415	16,192
ex-TAC Gross Profit	$105,914	$68,968

The following table provides a reconciliation of Net income (loss) to Adjusted EBITDA.
	Three Months Ended March 31,
	2021	2020
	(unaudited)
	(dollars in thousands)
Net income (loss)	$18,587	$(23,853)
Adjusted to exclude the following:
Financial expenses (income)	798	(448)
Tax expenses	2,237	4,463
Depreciation and amortization	8,244	9,751
Share-based compensation expenses	5,131	2,270
M&A costs(1)	(1,454)	6,097
Adjusted EBITDA	$33,543	$(1,720)

1Costs primarily related to the proposed strategic transaction with Outbrain Inc., which we elected not to consummate.

Net income (loss) Margin is Net income (loss) divided by Revenues. We calculate Ratio of Adjusted EBITDA to ex-TAC Gross Profit as Adjusted EBITDA divided by ex-TAC Gross Profit. We believe that the Ratio of Adjusted EBITDA to ex-TAC Gross Profit is useful because TAC is what we must pay digital properties to obtain the right to place advertising on their websites, and we believe excluding these costs from the calculation of our Adjusted EBITDA compared to our ex-TAC Gross Profit better reflects the revenue that ultimately flows to us. The following table reconciles Net income (loss) Margin and Ratio of Adjusted EBITDA to ex-TAC Gross Profit for the period shown.

	Three Months Ended March 31,
	2021	2020
	(unaudited)
	(dollars in thousands)
Revenues	$302,950	$279,346
Net income (loss)	$18,587	$(23,853)
Net income (loss) Margin	6.14%	(8.54)%

ex-TAC Gross Profit	$105,914	$68,968
Adjusted EBITDA	$33,543	$(1,720)
Ratio of Adjusted EBITDA Margin to ex-TAC Gross Profit	31.67%	(2.49)%

The following table provides a reconciliation of Net cash provided by operating activities to Free Cash Flow.

	Three Months Ended March 31,
	2021	2020
	(unaudited)
	(dollars in thousands)
Net cash provided by operating activities	$(9,103)	$11,008
Purchases of property and equipment, including capitalized platform costs	(5,537)	(6,977)
Free Cash Flow	$(14,640)	$4,031

APPENDIX: Non-GAAP Reconciliation

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES FOR Q2 2021 and FULL YEAR 2021 GUIDANCE

(Unaudited)

The following table provides a reconciliation of Gross Profit to ex-TAC Gross Profit.

	Q2 2021	FY 2021
(unaudited)
(dollars in millions)
Revenues	$315 - $320	$1,298 - $1,308
Traffic acquisition cost	$(202 - $212)	$(832 - $852)
Other cost of revenues	$(18 - $20)	$(80 - $82)
Gross Profit	$88 - $95	$374 - $386
Add back: Other cost of revenues	$18 - $20	$80 - $82
ex-TAC Gross Profit	$108 - $113	$456 - $466